UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_______________________________________________

SCHEDULE 13D

Under the Securities Exchange Act of 1934
______________________________________________

Ionix Technology, Inc.
(Name of Issuer)
Common Stock, par value $0.0001
(Title of Class of Securities)
46222Q107
(CUSIP Number)

Yubao Liu
No. 122, Zu 9, Hongguang Community
Xiangyang District, Jiamusi,
 Heilongjiang, China 154000
011 86 13804080855

with a copy to:

Horwitz + Armstrong, A Prof. Law Corp.
14 Orchard, Suite 200
Lake Forest, CA 92630
949-540-6540

(Name, Address and Telephone Number of Person Authorized
  to Receive Notices and Communications)

April 20, 2017
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 46222Q107	Page 1

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) YUBAO LIU
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Heilongjiang, China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,846,000
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 529,846,000
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,846,000 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 88.45% (See Item 5)
14	TYPE OF REPORTING PERSON IN

Item 1.	Security and Issuer

This statement on Schedule 13D (the “Statement”) relates to the shares of common stock, par value $0.0001 per share (the “Common Stock”) and shares of Preferred Stock, par value $0.0001 per share, each of which entitles the holder to vote 100 shares of Common Stock, and is not convertible into common stock (the “Preferred Stock”) of Ionix Technology, Inc. (the “Issuer”).  The address of the principal executive offices of the Issuer is Chengdong Industrial Park, Fenyi County, Xinyu City, Jiangxi Province, China 338000.

Item 2.	Identity and Background

(a) This Statement is being filed by Yubao Liu (“Mr. Liu” or the “Reporting Person”).

(b) Residence or business address:  No. 122, Zu 9, Hongguang Community, Xiangyang District, Jiamusi, Heilongjiang, China 154000.

(c) Principal Occupation: Mr. Liu is a businessman and investor.

(d) During the last five years, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which proceeding such Reporting Person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Mr. Liu is a citizen of China.

Item 3.	Source and Amount of Funds or Other Consideration

Mr. Liu used approximately 5,000,000 Chinese Yuan ($726,400 USD) in the aggregate to purchase the Preferred Stock shares and approximately $1 USD to acquire the Common Stock shares reported in this Statement. The source of the funds used to acquire the shares as reported herein from the previous owner are the personal funds of Mr. Liu.

Item 4.	Purpose of Transaction

On April 7, 2017, the Reporting Person entered into a Stock Purchase Agreement (the “Purchase Agreement”) with Ben William Wong (“Wong”), the previous owner of the Shares, whereby Wong agreed to sell and Liu agreed to purchase 5,000,000 shares of the Issuer’s restricted Preferred Stock, representing 100% of the total issued and outstanding Preferred Stock (the “Preferred Stock Shares”). In consideration for the Preferred Stock Shares, Liu agreed to pay to Wong a total of 5,000,000 Chinese Yuan ($726,400 USD) on or before April 30, 2017. The Agreement closed on April 20, 2017 (the “Closing”).

Additionally, on April 5, 2017, Liu and Shining Glory Investments Limited, a British Virgin Islands company (“Shining Glory”), of which Wong was the sole officer and director, entered into a purchase agreement whereby Liu acquired 1 ordinary common stock share (the “Shining Glory Share”) representing approximately 100% of Shining Glory’s outstanding shares of common stock.  In consideration for the Shining Glory Share, Liu paid to Wong a total of $1 USD and Wong resigned as a Director of Shining Glory. Concurrently, Liu was appointed as the sole director of Shining Glory. The agreement between Shining Glory and Liu closed on April 20, 2017.

Shining Glory was the beneficial owner of 29,846,000 shares of restricted Common Stock of the Issuer which represents 30.147% of the Issuer’s total issued and outstanding Common Stock, and thus, Liu became the owner of the 29,846,000 shares of Common Stock (the “Common Stock Shares”), and at Closing Liu became the beneficial owner of the Preferred Stock Shares, representing 100% of the total issued and outstanding Preferred Stock. As the holder of the Preferred Stock Shares, Liu has the right to 100 votes for each share of Preferred Stock.

As a result of the Closing, Liu, as the sole shareholder, officer, and director of Shining Glory, has dispositive voting control of the Issuer by virtue of Shining Glory’s ownership of the Common Stock Shares and Liu’s ownership of the Preferred Stock Shares. Liu has an aggregate dispositive voting control over approximately 88.45% of the total votes entitled to be cast at any meeting of the Issuer’s shareholders.

The purpose of the Reporting Person’s entry into the Purchase Agreement was for the Reporting Person to acquire control of the Issuer. The terms of the agreement between the Reporting Person and Mr. Wong were in the ordinary course of business between the two.

The Reporting Person currently holds the Common Stock Shares and Preferred Stock Shares for the purpose of investment and does not have any present intention to influence management and or change the operations of the Issuer. Depending on various factors, including but not limited to the Reporting Person’s business, financial position, strategic direction and prospects, price levels of the Common Stock or Preferred Stock, conditions of the securities markets, and general economic and industry conditions, the Reporting Person may in the future take such actions with respect to its investment in the Issuer as it deems appropriate, including but not limited to changing his current intentions, with respect to any or all matters required to be disclosed in this Statement.

Except as described in this Item 4, as of the date of this statement the Reporting Person has no present plan or proposal that relates to or would result in any of the matters set forth in subsections (a) through (j) of Item 4 of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

Reference is made to the disclosure set forth under Item 4 above, which disclosure is incorporated herein by reference.

(a) The percentages set forth below and on page 1 herein are based on the sum of 99,003,000 shares of Common Stock and 5,000,000 shares of Preferred Stock issued and outstanding, as represented in the Issuer’s most recent available filing with the Securities and Exchange Commission (“SEC”), and the number of common stock votes underlying the Preferred Stock held by the Reporting Person, as required by Rule 13d-3(d)(1)(i) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

The Reporting Person beneficially owns 29,846,000 shares of Common Stock (which represents 30.147% of the total issued and outstanding Common Stock) and 5,000,000 shares of Preferred Stock (which represents 100% of the Preferred Stock, and which after giving effect to their entitlement to vote would equal 500,000,000 Common Stock votes), constituting approximately 529,846,000 votes or 88.45% of the total 599,003,000 outstanding voting securities of the Issuer (giving effect to the voting power of the Preferred Stock held by the Reporting Persons). The Preferred Stock is not convertible into common stock.

(c)  Other than the acquisition of the Shares described herein, which closed on April 20, 2017, there have been no transactions in the Issuer’s Common Stock effected by the Reporting Person during the past 60 days.

(d)  No person, other than the Reporting Person, is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any shares of the Issuer’s Common Stock or Preferred Stock owned by the Reporting Person.

(e)  Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than as described in this Statement, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the  Reporting Person and any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, naming the persons with whom such contracts, arrangements, understandings or relationships have been entered into. None of the Shares beneficially owned by the Reporting Person are pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

Item 7.	Materials to be Filed as Exhibits

Exhibit
Number	Description of Exhibit

Exhibit 1	Purchase Agreement dated April 7, 2017 (previously filed with the Issuer’s Current Report on Form 8-K, filed on April 10, 2017 and incorporated herein by reference)

SIGNATURE

After reasonable inquiry and to the best of his or its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: April 25, 2017

/s/ Yubao Liu
Yubao Liu